July 11, 2007
CONFIDENTIAL
FOIA CONFIDENTIAL TREATMENT REQUESTED
Via Electronic Submission and Overnight Courier
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention:     Kathleen Collins, Accounting Branch Chief

RE:	Moldflow Corporation Form 10-K for Fiscal Year Ended June 30, 2006 Forms 10-Q for Fiscal Quarters Ended September 30, 2006, December 31, 2006, and March 31, 2007 File No. 0-30027
Dear Ms. Collins:
This letter is being furnished in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated June 7, 2007 (the “Comment Letter”) to Christopher L. Gorgone, the then Executive Vice President and Chief Financial Officer of Moldflow Corporation (“Moldflow” or the “Company”), with respect to the Company’s Form 10-K for the fiscal year ended June 30, 2006 and Forms 10-Q for the fiscal quarters ended September 30, 2006, December 31, 2006 and March 31, 2007. The responses set forth below have been organized in the same manner in which the Commission’s comments and headings were organized in the Comment Letter. The undersigned is Moldflow’s current Executive Vice President and Chief Financial Officer.

Securities and Exchange Commission
July 11, 2007

Prior Comment no. 2
1.	We note your response to comment 2 to the Staff’s letter dated April 3, 2007 where you indicate that “the value of PCS in Europe, as determined by using the average selling prices as VSOE, was the same as the PCS value determined in our most significant sales regions that routinely demonstrate high concentrations of renewal pricing” and that “in light of the existing concentrations and the supplemental analysis, the average sales price was the VSOE of fair value of PCS in Europe.” Regardless of the fact that the average selling price of PCS in terms of absolute-dollar values was similar in Europe as compared to other regions, the fact remains that a significant concentration of PCS renewals does not exist in certain regions (i.e. Korea, Taiwan, Italy, Spain, Netherlands, Ireland, France and Germany). Therefore, we do [not] (sic) believe you have demonstrated how the Company can reasonably conclude that you have established VSOE in these regions. Clarify for us why you believe that all of the Company’s arrangements in their entirety constitute a group of similar arrangements based on channel (i.e., direct or indirect)[1] for purposes of determining VSOE of PCS. Furthermore, explain to us why you have performed your analysis of VSOE of PCS by geographic region if you believe that the geographic region has no effect on the determination of VSOE pursuant to paragraph 10 of SOP 97-2.
     Pursuant to our telephone conversation of June 14, 2007, we readdress your concerns regarding how management concluded that the concentrations demonstrated in our renewal data were significant, despite being less than a majority of the transactions. For the regions cited in your question, the renewal transactions that fell between plus or minus 15% of the average selling price represented ### of the aggregate invoice value of all PCS renewals in each region (with the exception of France). As the transactions included in the concentrations generally represent a majority of the revenue dollars, management concluded that the clustering of prices, despite being less than a majority of the number of transactions, indeed represented a significant concentration of pricing.
     In addition, we reiterate that we acknowledged that the concentrations demonstrated in these regions were less than that demonstrated by our most significant sales regions and, therefore, we chose to supplement our conclusion that the concentrations were significant with additional analysis. This additional analysis included the consideration of how the value of PCS would compare across geographies in terms of its absolute-dollar value and its value relative to the underlying software license fee. We believed this approach was appropriate as the Company’s arrangements in their entirety constitute a group of similar arrangements regardless of the geographical origin of the transaction.

[1]	Please note, in our telephone conversation of June 14, 2007, the Staff amended this comment to address regional geographies, rather than sales channel.
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Securities and Exchange Commission
July 11, 2007

     We believe that these arrangements were similar during the relevant periods because:
a)	The Company offered two main software products, both of which were sold in all geographies;

b)	The only regional differences in the products offered by the Company related to translations of user-interfaces and manuals into local languages;

c)	The services offered under the Company’s PCS arrangements (i.e., telephone support and when-and-if available product updates) were the same for each customer, regardless of geography;

d)	The cost of providing PCS to our customers was similar, regardless of geography;

e)	The profile of our customers across geographies was similar (typically mid- to large-sized multinational entities), and;

f)	The terms and conditions included in the license agreements that we required our customers to execute were the same regardless of geography (except for the limited cases where local laws establish statutory warranty or other requirements).
     As the PCS provided to our customers is the same regardless of geography, management concluded that the value of that PCS should be similar regardless of the region in which it was sold. As discussed in previous correspondence with the Staff, the value of PCS as determined by the average selling price in regions with less concentrated renewal pricing was the same as the PCS value determined in our most significant sales regions that routinely demonstrate high concentrations of renewal pricing. Accordingly, management concluded that the average selling price represented a value equal to the price charged when the PCS element was sold separately and established VSOE of PCS for that region.
     We collect data for our analysis of VSOE by geographic region as that is the manner by which our accounting records and administrative resources are distributed. We presented the data in the same manner in which it was documented in the Company’s accounting records.
     We would welcome an opportunity to further discuss this issue with you if the Staff has any further questions or comments concerning this response.
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Securities and Exchange Commission
July 11, 2007

Prior Comment no. 3
2.	We note your response to comment 3 to the Staff’s letter dated April 3, 2007 where you indicate the percentages of contracts in Europe that included contractual renewal rates versus the percentage that did not. We further note that by the end of fiscal 2006 and for all of fiscal 2007, the use of optional contractual renewal rates was your standard practice for all of Europe. Tell us whether it is your customary practice to have your customers renew at the specified renewal rate or whether such rates are renegotiated upon renewal. Additionally, for the year ended June 30, 2006 and for the information available to date for fiscal 2007, tell us what percentage of your customers actually renewed PCS at the contractual renewal rate. Also, tell us the range of rates included in the contracts [and] (sic) tell us how you determined these rates were substantive pursuant to paragraph 57 of SOP 97-2.
     We confirm that it is our customary practice to have customers renew their PCS at the specified renewal rates without renegotiation. For the information available for fiscal 2006 and 2007 through March 31, 2007, ### of customers whose arrangements included contractual renewal rates did so at the contractual rate. In Europe the contractual renewal rate for PCS represented a value ranging from ### of the net software license fee, which compared to ### when the value of PCS was determined through reference to our historical stand-alone renewals.
     At the time we entered into each arrangement that included an optional PCS contractual renewal clause, we considered whether the contractual renewal term and rate were substantive. In this regard, consistent with the guidance of TPA 5100.54, we ensured that: 1) the duration of the term of the PCS renewal was shorter than that of the related software license, 2) the duration of the term of the initial bundled PCS was less than or equal to the number of years optionally renewable by the customer under the contract and, 3) the value of the PCS renewal was at least 10% of the value of the related net software license fee.
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Securities and Exchange Commission
July 11, 2007

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with regard to the Company’s response or would like to discuss any of the matters covered in this letter, please contact the undersigned at (508) 358-5848.
Sincerely,
/s/ Gregory Magoon
Gregory Magoon
Executive Vice President and
Chief Financial Officer
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